DORSEY

DORSEY & WHITNEY LLP

DANIEL M. MILLER
(212) 415-9308
FAX (212) 953-7201
miller.dan@dorsey.com

October 6, 2005

05011730

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

SUPPL

Re: Grande Cache Coal Corporation
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

Dear Sirs/Mesdames:

On behalf of our client, Grande Cache Coal Corporation (the "Corporation"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Corporation's:

1. News release, dated October 3, 2005.
2. News release, dated October 5, 2005.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Daniel M. Miller

DMM/dmm
Enclosure

SEC MAIL RECEIVED
OCT 07 2005
WASH. D.C.

cc: Robert Stan
Grande Cache Coal Corporation
Fred Davidson
Burnet, Duckworth & Palmer LLP

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION PROVIDES AN UPDATE ON OPERATIONS, ANNOUNCES SALES VOLUME FOR THE SECOND QUARTER AND ANNOUNCES A MANAGEMENT CHANGE

Calgary, Alberta, October 3, 2005 - Grande Cache Coal Corporation (GCE-TSX) is pleased to announce sales volume for the quarter ended September 30, 2005 and to provide an update on the status of operations.

Consistent with expectations, Grande Cache Coal Corporation ("Grande Cache Coal" or the "Corporation") had sales volumes of 0.4 million tonnes in the quarter ended September 30, 2005. Sales schedules have become more consistent as the year has progressed and efforts to diversify the Corporation's customer base have shown potential.

"Our underground mine will begin the depillaring phase of its operations during the fourth quarter, which will increase production levels from the mine" said Robert Stan, President and Chief Executive Officer. "The roof bolter that was ordered last year and was scheduled for delivery in May has now been further delayed until November. This has affected the speed with which we reach the depillaring phase but the unit costs for the underground mine have been satisfactory."

Waste movement and coal mined in the surface mine showed considerable improvement in the month of September over prior periods. As we move forward in our mining plan, the strip ratio is declining and will continue to decrease through the last half of the year allowing coal production to increase. Due to the volume based nature of mining operations, with this improved rate of coal release and increased production, unit costs are expected to decrease.

"The Corporation continues to work closely with the surface mine contractors to increase productivity and reduce unit costs," Mr. Stan remarked. "We continue to work together with our contractors to achieve reasonable cost levels and based on the recent results, significant progress has been made."

Grande Cache Coal remains committed to achieving a long term cost of operation that is comparable with similar mining operations. To that end, any expansion plans or new mining opportunities will be carefully examined before moving forward. Recent movements in the Canadian/U.S. exchange rates and continuing high energy and material costs have encouraged us to take a close look at our expansion plans to ensure that we move into new mining areas at the optimal time based on an appropriate long term mine plan.

With the completion of the majority of the project development work in the surface and underground mines, Grande Cache Coal also announces that Eugene Wusaty, Vice President Operations and Chief Operating Officer has left the Corporation as of September 30, 2005. David Passfield, General Manager Grande Cache Operations will assume responsibility for long range planning and the regulatory approvals process. Mr. Wusaty will be available in an advisory capacity to work with Mr. Passfield through a transition period.

The Corporation anticipates the release of second quarter financial results following the close of business on November 9, 2005, to be followed by a conference call to discuss the financial results and status of operations on November 10, 2005. Further details on the conference call will be released closer to that date.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache Coal's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache Coal's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache Coal's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; dependence on a single rail system; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in Grande Cache Coal's 2005 Annual Information Form, Grande Cache Coal's Management's Discussion and Analysis and other documents Grande Cache Coal files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache Coal or may be accessed on Grande Cache Coal's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

File No. 82-34802

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION TO HOLD CONFERENCE CALL

Calgary, Alberta, October 5, 2005 - Grande Cache Coal Corporation (GCE-TSX) ("Grande Cache Coal" or the "Corporation") will hold an investor conference call on Tuesday, October 11, 2005 at 10:00 a.m. Mountain time (12:00 p.m. Eastern time) to elaborate on the status of operations and recent changes in personnel. Robert Stan, President and Chief Executive Officer of Grande Cache Coal, will host the call along with Robert Brawn, Chairman of the Board of Grande Cache Coal.

To participate in the conference call, please dial 416-405-9328 or 1-800-387-6216 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call, through October 17, 2005, by dialling 416-695-5800 or 1-800-408-3053 and entering pass code 3164717#. The media are invited to participate in a listen-only mode.

A live and archived audio webcast of the conference call will be available from the Corporation's website at www.gccoal.com.

Grande Cache Coal is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache Coal's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache Coal's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

For further information, please contact:

Rhonda M. Bennetto, Director, Investor & Corporate Relations

Grande Cache Coal Corporation
Suite 1610, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.